GABELLI INVESTOR FUNDS, INC.
EXHIBIT TO ITEM 77C

	A Special Meeting of Shareholders of Gabelli Investor
Funds, Inc. (the "Fund") was held on December 30, 2004. The following proposal was submitted for a vote of the shareholders:

1.	(a) To consider and act upon Articles of Amendment to
the Investor Fund's Charter to permit the Fund to require direct registration of all accounts.

With respect to the proposal relating to the Articles of Amendment to the Investor Fund's Charter to permit the Fund to require direct registration of all accounts:



SHARES VOTED

For
20,766,672.039

Against
112,879.851

Withholding Authority
43,766.766

Percent Represented at the Meeting Voting in Favor
68.9%